NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

STEPHEN KENNEDY SMITH JR EMLINK LLC ENGAGED BY VALCENT TO LAUNCH VERTICROP IN U.S.A.

October 22, 2009 - Gerry Jardine, Director of Valcent Products Inc. (the “Company, or “Valcent”) is pleased to announce the engagement of EMLINK LLC of Boston Mass.; a service disabled veteran owned company whose Managing Partner is Service Disabled veteran Lt Colonel Tim Youmans. Stephen Kennedy Smith Jr. nephew of former Senator Edward Kennedy of Massachusetts is also a partner in the company. EMLINK and Mr. Smith will initially serve as master distributor for Valcent and a key partner in assisting the Company in launching a marketing and sales strategy within the United States of America for its VertiCrop™ High Density Growing System (“Verticrop™”).  EMLINK will also advise the Company on other aspects of its business plan including the finance and marketing of its products elsewhere in the world. Valcent's management will be meeting with Stephen Kennedy Smith in New York City the week of October 26th to work on the details of its Marketing and Sales program for the United States.

Gerry Jardine, a Director of Valcent noted that "Stephen brings a wealth of knowledge to assist Valcent in its Verticrop™ sales plans and strategic relationships within the USA which is in keeping with the Kennedy Family's interest in the environment, sustainable technology, and food security for the United States".

Chris Bradford, Managing Director of Valcent (EU), a wholly owned subsidiary of Valcent Products Inc, which manages the development and commercialization of Verticrop™ stated "We are delighted to have Stephen on board with us and we look forward to working with him to bring the benefits of VertiCrop™ to the attention of political, academic and commercial leaders throughout the United States".

Stephen Kennedy Smith Jr. and Lt Colonel Timothy Youmans formed EMLINK LLC with veterans and other partners with long-term experience in sustainable development.  The Company is focused on sustainable investment  and development and employs and trains veterans in all its projects.  Stephen also serves on the board of the John F. Kennedy Library Corporation and formerly worked in the United States Senate and at Conflict Management Group a nonprofit group affiliated with Harvard University. Mr. Smith was also a teaching fellow at Harvard, University and Law School and Assistant District Attorney in the Bronx, NY.

About Valcent Products Inc:

Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:
Investor Relations                                                                               Media Relations
Gerry Jardine or Mike Parker                                                                 Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979                                                      Vorticom Public Relations
or worldwide (604) 630-2941                                                                212.532.2208
info@valcent.net                                                                                 Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.